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                                                                       EXHIBIT 8

            [LETTERHEAD OF FRAZER, RYAN, GOLDBERG & HUNTER, L.L.P.]


                              _____________, 1995

                                                                  File #5793-001

Board of Directors
First American National Bank
1098 North Arizona Avenue
Chandler, Arizona  85224

     Re:  Reorganization Transaction
          --------------------------

Ladies and Gentlemen:

     We have acted as special tax counsel to First American National Bank ("First American"), a national banking association, in connection with a proposed reorganization of First American pursuant to that Agreement and Plan of Reorganization dated as of November 21, 1994, between First American and Norwest Corporation, a Delaware corporation ("Norwest"), and that proposed Agreement and Plan of Consolidation between First American and Norwest Interim Bank Chandler, a national banking association ("Norwest Interim Bank"). The reorganization shall be conducted as a "consolidation" as that term is used in the National Banking Act, 12 U.S.C. (S) 215. Norwest shall form Norwest Interim Bank as its wholly owned subsidiary which shall be consolidated with First American under the charter of First American (the "Consolidation"). In our capacity as special tax counsel to First American, our opinion has been requested with respect to certain of the federal income tax consequences of the proposed transaction.

     This opinion is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the ABA Section of Business Law
(1991). Consequently, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this opinion should be read in conjunction therewith. Capitalized terms not defined herein shall be defined as in the Accord. Capitalized terms used in this opinion which are not defined in the Accord or in this opinion shall have the same meaning ascribed to such terms in the Agreement.

     The opinion is based upon the existing provisions of the Internal Revenue Code ("Code") and regulations thereunder (both final and proposed) and upon current Internal Revenue Service ("Service") published rulings, including but not limited to Rev. Rul. 84-104, 1984-C.B. 94, that ruled on the tax treatment of a reorganization under the National Banking Act, and existing court decisions, any of which could be changed at any time. Any such changes may be retroactive and could significantly modify the opinions expressed herein. Similarly, any change in the facts and assumptions stated below, upon which this opinion is based, could modify the conclusion.

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Board of Directors
First American National Bank
________, 1995
Page 2


     In rendering the opinions expressed herein, we have examined such documents as we have deemed appropriate, including (i) the Agreement and Plan of Reorganization; (ii) the Agreement and Plan of Consolidation; (iii) the Registration Statement that has been filed with the Securities and Exchange Commission regarding the Consolidation ("Registration Statement"), which includes the preliminary Proxy Statement-Prospectus; and (iv) such additional documents as we have considered relevant.

     We understand that First American will be consolidated under 12 U.S.C. 215 with the wholly owned subsidiary of Norwest and that First American will be the survivor of the Consolidation. We assume that the reorganization will be accomplished in accordance with the Agreement.

     The following further assumptions have been made in connection with the
Consolidation:

     1. First American has only one class of voting stock outstanding and it has no classes of nonvoting stock. In the transaction, shareholders of First American will have exchanged for voting common stock of Norwest an amount of First American voting stock representing control of First American as defined in
Section 368(c) of the Code. For purposes of this representation, shares of First American stock exchanged for cash or other property originating with Norwest will be treated as outstanding First American stock as of the Effective Time.

     2. The fair market value of the Norwest stock and other consideration received by each First American shareholder will be approximately equal to the fair market value of the First American stock surrendered in the exchange.

     3. There is no plan or intention by the shareholders of First American, who own five percent or more of the First American stock, and to the best of the knowledge of the management of First American, there is no plan or intention on the part of the remaining shareholders of First American to sell, exchange, or otherwise dispose of a number of shares of Norwest stock received in the transaction that would reduce the First American shareholders' ownership of Norwest stock to a number of shares having a value as of the Effective Time, of less than 50 percent of the value of all of the formerly outstanding stock of First American as of the same date. For purposes of this representation, shares of First American stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of Norwest stock will be treated as outstanding First American stock as of the Effective Time. Moreover, shares of First American stock and shares of Norwest stock held by First American shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Effective Time will be considered in making this representation.
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Board of Directors
First American National Bank
________, 1995
Page 3


     4. Following the Effective Time, First American, as the surviving association in the Consolidation, will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by First American and Norwest Interim Bank (other than stock of Norwest) immediately prior to the Effective Time. For purposes of this representation, amounts paid by First American or Norwest Interim Bank to shareholders who receive cash or other property, amounts used by First American or Norwest Interim Bank to pay reorganization expenses, and all redemptions, and distributions (except for regular, normal dividends) made by First American will be included as assets of First American or Norwest Interim Bank, respectively, immediately prior to the Effective Time.

     5. Prior to the Effective Time, Norwest will be in control of Norwest Interim Bank within the meaning of Section 368(c) of the Code.

     6. First American has no plan or intention to issue additional shares of its stock that would result in Norwest losing control of First American within the meaning of Section 368(c) of the Code.

     7. Norwest has no plan or intention to reacquire any of its stock issued in the transaction. Norwest has, however, authorized and is engaged from time to time in the repurchase through brokers of shares of its common stock on the open market.

     8. Norwest has no plan or intention to liquidate First American; to merge or consolidate First American with or into another corporation; to sell or otherwise dispose of the stock of First American except for transfers of stock to corporations controlled by Norwest; or to cause First American to sell or otherwise dispose of any of its assets or of any of the assets acquired from Norwest Interim Bank, except for dispositions made in the ordinary course of business or transfer of assets to a corporation controlled by Norwest.

     9. Norwest Interim Bank had no liabilities assumed by First American and did not transfer to First American any assets subject to liabilities in the transaction.

     10. Following the Effective Time, First American will continue its historic business or use a significant portion of its historic business assets in a business.

     11. Norwest, Norwest Interim Bank, First American and the shareholders of First American will each pay their respective expenses, if any, incurred in connection with the transaction.

     12. There is no intercorporate indebtedness existing between Norwest and First American or between Norwest Interim Bank and First American that was issued, acquired, or will be settled at a discount.
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Board of Directors
First American National Bank
________, 1995
Page 4


     13. At the Effective Time, First American will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in First American that, if exercised or converted, would affect Norwest's acquisition or retention of control of First American, as defined in Section 368(c) of the Code.

     14. Norwest does not own, nor has it owned during the past five years, any shares of the stock of First American.

     15. No two parties to the transaction are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

     16. As of the Effective Time, the fair market value of the assets of First American will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the net assets are subject.

     17. First American is not under the jurisdiction of a court in a Title 11, or similar case within the meaning of Section 368(a)(3)(A) of the Code.

     18. No stock of Norwest Interim Bank will be issued in the transaction. No securities will be exchange by Norwest, Norwest Interim Bank or First American in the transaction.

     19. Shareholders of First American (immediately before the Effective Time) receiving shares of Norwest stock will not own (immediately after the Effective
Time) more than 50 percent of the fair market value of the stock of Norwest.

     20. The payment of cash in lieu of fractional shares of Norwest stock is solely for the purposes of avoiding the expense and inconvenience to Norwest of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the transaction to the First American shareholders instead of issuing fractional shares of Norwest stock will not exceed one percent of the total consideration that will be issued in the transaction to the First American shareholders in exchange for their shares of First American stock. The fractional share interests of each First American shareholder will be aggregated, and no First American shareholder will receive cash in an amount equal to or greater than the value of one full share of Norwest stock.

     21. None of the compensation received by any shareholder-employee of First American will be separate consideration for, or allocable to, any of their shares of First American stock; none of the shares of Norwest stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will
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Board of Directors
First American National Bank
________, 1995
Page 5


be commensurate with amounts paid to third parties bargaining at arms' length for similar services.

     Based solely on the information submitted and the representations and assumptions set forth above, we are of the opinion that:

     i) Provided the proposed Consolidation of Norwest Interim Bank with First American qualifies as a statutory consolidation under the laws of the United States, that First American will hold substantially all of its assets and the assets of Norwest Interim Bank, and that in the transactions the shareholders of First American will exchange an amount of stock constituting control of First American (within the meaning of Section 368(c) of the Code) solely for Norwest voting common stock, then the Consolidation will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. The reorganization will not be disqualified by reason of the fact that voting stock of Norwest is used in the Consolidation. Section 368(a)(2)(E) of the Code. For purposes of this opinion, "substantially all" means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of Norwest Interim Bank and First American. Norwest and Norwest Interim Bank will each be "a party to a reorganization" within the meaning of Section 368(b).

     ii) No gain or loss will be recognized to the shareholders of First American upon the exchange of First American stock solely for Norwest common stock. Section 354(a)(1) of the Code.

     iii) The basis of the Norwest common stock received by the shareholders of First American (including any fractional share not actually received) will be the same as the basis of First American stock surrendered in exchange therefor.
Section 358(a)(1) of the Code.

     iv) The holding period of the Norwest common stock received by the shareholders of First American will include the period during which the First American stock surrendered in exchange therefor was held, provided the stock of First American is a capital asset in the hands of the shareholders of First American on the date of the exchange. Section 1223(1) of the Code.

     We, of course, opine only as to the matters we expressly set forth and no opinions should be inferred as to any other matter or as to the tax treatment of issues or transactions that we do not specifically address.

     This opinion represents our best judgment as to the probable outcome of the tax issues discussed and is not binding on the Internal Revenue Service. We can give no assurance that the Service will not challenge our conclusions and prevail in the courts in such a manner as to cause adverse tax consequences to Norwest.
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Board of Directors
First American National Bank
________, 1995
Page 6


     The opinions and views we express are based upon our best interpretations of existing law; we can give no assurance that our interpretations would be followed if the issues became the subject of judicial or administrative proceedings. Realization of certain of the tax benefits described is subject to the significant risk that the Internal Revenue Service may challenge the tax treatment and that a court may sustain that challenge. Because taxpayers bear the burden of proof required to support claimed deductions and credits, the opinions expressed as to the likelihood of realization of various tax benefits assume that the affected parties will undertake the effort and expense to present fully the case in support of any matter the Service challenges.

     This opinion is addressed to and is for the benefit solely of addressees. Except as hereinafter provided, no other person or persons shall be furnished a copy of this opinion or shall be entitled to rely on the contents herein without our express written consent. We hereby provide our written consent to the filing of a copy of this opinion as an exhibit to the Registration Statement and consent to any reference to our firm in the Proxy Statement-Prospectus.

     The opinions expressed in this letter are based on the facts as stated and the documents, representations, assumptions, and statements to which reference is made herein as well as other investigations of facts as we have deemed necessary and appropriate. Any inaccuracy in any such fact, representation, assumption or statement, any amendment to such documents, or any material adverse change in the affairs of First American, Norwest Interim Bank, Norwest, or affiliates of either corporation, may have the effect of changing all or a part of this opinion.


                                       Sincerely,





YFG/tc